UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the summary of the letter dated March 25, 2014 filed with the Superintendencia del Mercado de Valores – SMV, by virtue of which the registrant reported a summary of the resolutions adopted in the shareholders’ meeting held on March 25, 2014.

Lima, March 26, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT: Shareholders’ Meeting Resolutions

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Annual Shareholder’s meeting held on March 25, 2014 at 10:00 am (Peruvian time), approved by majority vote the following:

1.  Annual Report, Audited Individual and Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2013

2.  Designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global, as the Company’s external auditors for fiscal year 2014

3.  Ratification of the distribution of dividends adopted by the Board during fiscal year 2013

4.  Application of fiscal year 2013 results of operations to retained earnings, net of any legal reserve requirements, and delegation to the Board of Directors of the authority to decide the distribution of dividends during 2014 on account of retained earnings and fiscal year 2014 results of operations

5.  Determine that the Board of Directors be formed by nine members, designating the following:

ARELLANO CUEVA, ROLANDO ANTONIO	Director
DAÑINO ZAPATA, ROBERTO	Director
HOCHSCHILD BEECK, EDUARDO	Director
MORALES DASSO, JOSE RAIMUNDO	Director
NADAL DEL CARPIO, HUMBERTO REYNALDO	Director
NAIM, MOISES	Director
OCHOA-BRILLEMBOURG, HILDA	Director
ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO	Director
ROMERO PAOLETTI, DIONISIO	Director
BREDTHAUER BACKHOFF, ROBERT PATRICK	Alternate Director
FERREYROS PEÑA, MANUEL BARTOLOME MARTIN	Alternate Director
INCHAUSTEGUI VARGAS, JUAN VICTORIANO	Alternate Director

Sincerely,

CEMENTOS PACASMAYO S.A.A.

	By:	/s/ Carlos Molinelli Mateo
Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	March 26, 2014